UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
AMENDMENT NO. 6
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MWI Veterinary Supply, Inc.
(Name of Subject Company (Issuer))

Roscoe Acquisition Corp.
a wholly owned subsidiary of

AmerisourceBergen Corporation
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class Of Securities)

55402X105
(CUSIP Number of Class of Securities)

John G. Chou, Esq.
Executive Vice President and General Counsel
AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA
(610) 727-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Damien R. Zoubek, Esq.
Robert I. Townsend III, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$2,455,986,170	$285,385.60

(1)
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was determined by multiplying (x) $190.00 (i.e., the per share tender offer price) by (y) the sum of (a) 12,913,187, the number of shares of common stock issued and outstanding, (b) 11,726, the number of shares of common stock issuable upon exercise of outstanding stock options and (c) 1,330, the number of shares of common stock issuable under MWI’s employee stock purchase plan in respect of the current offering period, based on current participant salary deferrals. The foregoing share figures have been provided by the issuer to the offerors and are as of January 21, 2015, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for Fiscal Year 2015, issued September 30, 2014, by multiplying the transaction value by 0.0001162.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $285,385.60	Filing Party: AmerisourceBergen Corporation and Roscoe Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: January 26, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) Roscoe Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of AmerisourceBergen Corporation, a Delaware corporation (“AmerisourceBergen” or “Parent”) and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 26, 2015 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of MWI Veterinary Supply, Inc., a Delaware corporation (“MWI”), at a price of $190.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1. Summary Term Sheet.

The Offer to Purchase and Item 1 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by amending and restating in its entirety the section entitled “Do you have the financial resources to make payment?” in the Summary Term Sheet in the Offer to Purchase to read as follows:

“Do you have the financial resources to make payment?

Yes, we will have sufficient resources available to us to make the payment of your shares. We estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer to Purchase and to complete the Merger pursuant to the Merger Agreement will be approximately $2.5 billion, including related transaction fees and expenses and the retirement of outstanding indebtedness of MWI. Permanent financing for the Offer to Purchase and the Merger is expected to include: (i) the proceeds from the Notes Offering (as defined below), (ii) borrowings under the Term Loan (as defined below) or other indebtedness and (iii) Parent cash and cash equivalents. See Section 9—“Source and Amount of Funds.””

  Item 9. Source and Amount of Funds.

 The Offer to Purchase and Item 9 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The Section 9—“Source and Amount of Funds” of the Offer to Purchase is amended and supplemented as follows:

The last two sentences of the first paragraph under the subsection “Debt Financing” are amended and restated in their entirety to read as follows:

“Upon the effectiveness of the Term Loan Credit Agreement (as defined below), the commitments under the Debt Commitment Letter and the Bridge Facility were automatically reduced to $1,150,000,000. In addition, on February 9, 2015, certain other financial institutions became party to the Debt Commitment Letter through a joinder agreement under which they provided commitments in respect of the Bridge Facility. Upon the closing and funding of the Notes Offering (as defined below), the commitments under the Debt Commitment Letter and the Bridge Facility will automatically be reduced by an amount equal to the net cash proceeds of the Notes Offering.”

The subsection “Debt Financing” is amended and supplemented by adding the following after the last paragraph:

“On February 17, 2015, Parent announced that it priced $500,000,000 aggregate principal amount of  3.250% Senior Notes due March 1, 2025 (the “2025 Notes”) and $500,000,000 aggregate principal amount of 4.250% Senior Notes due March 1, 2045 (the “2045 Notes”, and together with the 2025 Notes, the “Notes”) in an underwritten registered public offering (the “Notes Offering”). Parent also expects to enter into an Underwriting Agreement providing for the issuance and sale of the Notes. The Notes Offering is expected to close on February 20, 2015, subject to customary closing conditions.

Parent intends to use the net proceeds from the Notes Offering to (i) finance a portion of the consideration payable in the Offer and the Merger, (ii) to retire certain outstanding indebtedness of MWI and (iii) to pay fees and expenses incurred in connection with the foregoing transactions. The Notes Offering is not contingent on the completion of the Merger. In the event that the Offer and the Merger are not completed on or before May 15, 2015, or, if prior to such time, the Merger Agreement is terminated, other than in connection with the consummation of the Offer and the Merger and is not otherwise amended or replaced, Parent will be required to redeem the Notes, in whole but not in part, at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the redemption date. Pending use of the net proceeds from the sale of the Notes, Parent intends to invest such proceeds in high-quality, short-term debt securities.

The foregoing description of the Notes Offering does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes or any other securities, nor will there be any sale of the Notes or any other securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(J)	Press release issued by Parent, dated February 17, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015

ROSCOE ACQUISITION CORP.

By:	/s/ John G. Chou
	Name:	John. G. Chou
	Title:	Executive Vice President and General Counsel

AMERISOURCEBERGEN CORPORATION

By:	/s/ John G. Chou
	Name:	John G. Chou
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

(a)(5)(J)	Press release issued by Parent, dated February 17, 2015.